UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Select Income REIT
(Name of Issuer)

Common Shares of beneficial interest, $0.01 par value per share
(Title of Class of Securities)

81618T100
(CUSIP Number)

ANTHONY T. BOZZA
LAKEWOOD CAPITAL MANAGEMENT, LP
650 Madison Ave, 25th Floor
New York, New York 10022
(212) 584-2211

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,478,633
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,478,633
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,478,633
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,478,633
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,478,633
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,478,633
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,478,633
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,478,633
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL MANAGEMENT (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,478,633
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,478,633
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON BOZZA JACKSON HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,478,633
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,478,633
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON ANTHONY T. BOZZA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,478,633
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,478,633
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON WILLIAM H. LENEHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,788
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,788*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

____________________
* Number of shares has been rounded down from 4,788.7595. Fractional shares present due to the reinvestment of dividends. Consists of shares held directly by immediate family members of Mr. Lenehan. Mr. Lenehan may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Lenehan may be deemed to beneficially own such shares.

CUSIP NO. 81618T100

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lakewood Capital Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 3,478,633 Shares beneficially owned by Lakewood Capital Partners is approximately $86,729,158, including brokerage commissions.

The Shares purchased by Mr. Lenehan were purchased in the open market with personal funds, except as otherwise noted in Schedule A annexed hereto. The aggregate purchase price of the 4,788 Shares owned directly by Mr. Lenehan is approximately $138,266, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 29, 2015, the Issuer announced (i) that it had completed its acquisition of Cole Corporate Income Trust, Inc. (“CCIT”) and (ii) that the Issuer was issuing approximately 28.4 million Shares pursuant to the merger (the "Share Issuance").  In connection with the Share Issuance, the Issuer's total number of outstanding Shares increased to approximately 88,359,750 Shares outstanding (the “Outstanding Share Increase”).  As a result of the Share Issuance (and more specifically, the Outstanding Share Increase), the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own was reduced by approximately two percent of the Issuer's Shares outstanding upon completion of the Share Issuance.  The Reporting Persons remain significant shareholders of the Issuer.  After filing a Schedule 13D on December 5, 2014 and prior to the accelerated record date of January 21, 2015 (the “Record Date”) for the Issuer’s 2015 annual meeting of shareholders (the “2015 Annual Meeting”), Lakewood Capital Partners acquired additional Shares of the Issuer.  Following the Record Date and through the day following the closing of the CCIT acquisition, the Reporting Persons reduced their position in the Issuer.  Subsequently, the Reporting Persons acquired additional Shares of the Issuer.

While the Reporting Persons have ceased to be the collective beneficial owner of more than five percent of the Issuer’s Shares solely as a result of the Outstanding Share Increase, and are no longer required to file statements on Schedule 13D, the Reporting Persons presently intend to continue to (i) seek the election of their nominee, William H. Lenehan, to the Issuer’s Board of Trustees (the “Board”) at the 2015 Annual Meeting and (ii) engage in discussions with management and the Board regarding the nomination of Mr. Lenehan at the 2015 Annual Meeting, the composition of the Board, generally, and ways to enhance shareholder value.

CUSIP NO. 81618T100

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon approximately 88,359,750 Shares outstanding as of January 29, 2015, consisting of the sum of the (i) 59,959,750 Shares outstanding as of December 12, 2014, which is the total number of Shares reported outstanding in the Issuer’s Amended Registration Statement on Form S-4/A, filed with the Securities and Exchange Commission on December 22, 2014, and (ii) approximately 28,400,000 Shares issued on January 29, 2015 as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 29, 2015.

A.	Lakewood Capital Partners

(a)	As of the close of business on February 2, 2015, Lakewood Capital Partners beneficially owned 3,478,633 Shares.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 3,478,633
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,478,633
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Lakewood Capital Partners since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Lakewood Capital Offshore

(a)	Lakewood Capital Offshore, as a feeder fund of Lakewood Capital Partners, may be deemed the beneficial owner of the 3,478,633 Shares owned by Lakewood Capital Partners.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 3,478,633
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,478,633
4. Shared power to dispose or direct the disposition: 0

(c)
Lakewood Capital Offshore has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Lakewood Capital Advisors

(a)	Lakewood Capital Advisors, as the general partner of Lakewood Capital Partners, may be deemed the beneficial owner of the 3,478,633 Shares owned by Lakewood Capital Partners.

Percentage: Approximately 3.9%

CUSIP NO. 81618T100

(b)	1. Sole power to vote or direct vote: 3,478,633
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,478,633
4. Shared power to dispose or direct the disposition: 0

(c)
Lakewood Capital Advisors has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Lakewood Capital Management

(a)	Lakewood Capital Management, as the investment manager of Lakewood Capital Partners, may be deemed the beneficial owner of the 3,478,633 Shares owned by Lakewood Capital Partners.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 3,478,633
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,478,633
4. Shared power to dispose or direct the disposition: 0

(c)
Lakewood Capital Management has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Lakewood Capital GP

(a)	Lakewood Capital GP, as the general partner of Lakewood Capital Management, may be deemed the beneficial owner of the 3,478,633 Shares owned by Lakewood Capital Partners.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 3,478,633
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,478,633
4. Shared power to dispose or direct the disposition: 0

(c)
Lakewood Capital GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 81618T100

F.           Bozza Holdings

(a)	Bozza Holdings, as the managing member of Lakewood Capital Advisors, may be deemed the beneficial owner of the 3,478,633 Shares owned by Lakewood Capital Partners.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 3,478,633
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,478,633
4. Shared power to dispose or direct the disposition: 0

(c)
Bozza Holdings has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Bozza

(a)	Mr. Bozza, as the managing member of each of Lakewood Capital GP and Bozza Holdings, may be deemed the beneficial owner of the 3,478,633 Shares owned by Lakewood Capital Partners.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 3,478,633
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,478,633
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Bozza has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.           Mr. Lenehan

(a)	As of the close of business on February 2, 2015, Mr. Lenehan beneficially owned 4,788 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,788
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,788

(c)	Mr. Lenehan has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.

CUSIP NO. 81618T100

As of the close of business on February 2, 2015, the Reporting Persons collectively beneficially owned an aggregate of 3,483,421 Shares, constituting approximately 3.9% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Upon the date of the Outstanding Share Increase, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 81618T100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2015

Lakewood Capital Partners, LP

By:	Lakewood Capital Advisors, LLC General Partner
By:	Bozza Jackson Holdings, LLC Managing Member

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

Lakewood Capital Offshore Fund, Ltd.

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Director

Lakewood Capital Advisors, LLC

By:	Bozza Jackson Holdings, LLC Managing Member

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

Lakewood Capital Management, LP

By:	Lakewood Capital Management (GP), LLC General Partner

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

CUSIP NO. 81618T100

Lakewood Capital Management (GP), LLC

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

Bozza Jackson Holdings, LLC

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

/s/ Anthony T. Bozza
ANTHONY T. BOZZA Individually and as attorney-in-fact for William H. Lenehan

CUSIP NO. 81618T100

SCHEDULE A

Transactions in Securities of the Issuer Since the filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

LAKEWOOD CAPITAL PARTNERS, LP

Purchase of Common Stock	165,800	25.8770	01/12/2015
Sale Of Cash-Settled Swap1	(70,210)	25.8930	01/12/2015
Sale Of Cash-Settled Swap2	(86,000)	25.8300	01/12/2015
Purchase of Common Stock	240,200	25.9992	01/13/2015
Sale Of Cash-Settled Swap1	(157,892)	25.9775	01/13/2015
Purchase of Common Stock	7,142	26.2628	01/14/2015
Sale Of Cash-Settled Swap1	(7,142)	26.2092	01/14/2015
Sale of Common Stock	(172,420)	26.3009	01/22/2015
Sale of Common Stock	(90,429)	26.2549	01/23/2015
Sale of Common Stock	(111,446)	26.0841	01/26/2015
Sale of Common Stock	(92,267)	26.0386	01/27/2015
Sale of Common Stock	(116,670)	25.1720	01/28/2015
Sale of Common Stock	(166,545)	25.1946	01/29/2015
Sale of Common Stock	(47,400)	24.9722	01/30/2015
Purchase of Common Stock	100,000	25.0888	02/02/2015

____________________
1 Cash-settled swap agreement with MSCO.

2 Cash-settled swap agreement with CSFB.